Exhibit 99.1

ODV NYSE TSXV

OSISKO DEVELOPMENT ANNOUNCES UPSIZING OF PREVIOUSLY ANNOUNCED "BOUGHT DEAL" LIFE OFFERING; ADDITIONAL CONCURRENT PRIVATE PLACEMENT

Total Upsized Offering of C$60 Million

Montreal, Québec, October 9, 2025 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that, as a result of excess demand, it has entered into an amending agreement with the underwriters to increase the size of its previously announced "bought deal" financing to C$60 million (the "Amendment").

LIFE Offering

As a result of the Amendment, Osisko Development will now issue three tranches of shares pursuant to the LIFE Exemption (as defined herein) for aggregate gross proceeds of C$49,999,980 (the "LIFE Offering"), as follows:

•	National Flow-Through Shares: 2,990,000 common shares of the Company (the "FT Shares") that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of C$6.69 per FT Share for gross proceeds of C$20,003,100;

•	British Columbia Flow-Through Shares: 1,444,000 common shares of the Company to certain eligible British Columbia resident subscribers (the "BC FT Shares", and together with the FT Shares, the "Flow-Through Shares") that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act at a price of C$6.93 per BC FT Share for gross proceeds of C$10,006,920; and

•	Common Shares: 4,182,000 common shares of the Company (the "Common Shares") at a price of C$4.78 per Common Share for gross proceeds of C$19,989,960.

Concurrent Private Placement

As a result of the Amendment, Osisko Development will also complete a concurrent "bought deal" private placement of 2,092,100 Common Shares at a price of C$4.78 per Common Share for gross proceeds of C$10,000,238 (the "Concurrent Private Placement").

The Company intends to use the net proceeds of the Common Shares issued pursuant to the LIFE Offering and Concurrent Private Placement, being approximately C$30 million, to contribute to the capital required to construct the Cariboo Gold Project and related pre-construction activities.

In all other respects, the terms of the LIFE Offering, including the use of proceeds of the Flow-Through Shares, will remain as previously disclosed in the original news release of the Company dated October 8, 2025 and entitled "Osisko Development Announces C$30 Million Bought Deal LIFE Offering of National and BC Flow-Through Shares" (the "Launch Release").

Closing of the LIFE Offering and the Concurrent Private Placement are expected to occur on the same date, being on or about October 29, 2025 (the "Closing Date"), and remain subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the conditional approval of the TSX Venture Exchange and the New York Stock Exchange. Notwithstanding the foregoing, the Closing Date must occur no later than the 45th day following the date of the Launch Release on October 8, 2025.

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The LIFE Offering will be made pursuant to the listed issuer financing exemption available under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the "LIFE Exemption") in each of the provinces and territories of Canada. The Common Shares under the LIFE Offering may also be offered, and the Flow-Through Shares may also be offered (or re-offered), in such offshore jurisdictions as may be agreed to by the Company and the underwriters pursuant to available prospectus or registration exemptions in accordance with applicable laws provided that no prospectus filing or comparable obligation arises in connection with the sale of the Common Shares or the Flow-Through Shares in such other jurisdiction. The Common Shares and the Flow-Through Shares issued under the LIFE Exemption will not be subject to a statutory hold period pursuant to applicable Canadian securities laws.

The Concurrent Private Placement will be conducted on a private placement basis pursuant to available exemptions under NI 45-106, other than the LIFE Exemption, in each of the provinces and territories of Canada, and in such offshore jurisdictions as may be agreed to by the Company and the underwriters pursuant to available prospectus or registration exemptions in accordance with applicable laws provided that no prospectus filing or comparable obligation arises in connection with the sale of the Common Shares in such other jurisdiction. The Common Shares issued under the Concurrent Private Placement will be subject to a statutory hold period of four months and one day pursuant to applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with an exemption therefrom.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to: the size of the Offering and the Concurrent Private Placement, the use of the net proceeds from the Offering and the Concurrent Private Placement, the closing of the Offering and the Concurrent Private Placement, the tax treatment of the Flow-Through Shares, the timing and ability of the Company to renounce the Qualifying Expenditures and the ability to obtain the necessary regulatory authority approvals. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, marketing of the Offering and the Concurrent Private Placement, and satisfying the conditions of closing of the Offering and the Concurrent Private Placement, including the requirements of the New York Stock Exchange and the TSX Venture Exchange (if at all). Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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